 As filed with the Securities and Exchange Commission on July 22, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
July 14, 2005

TELE2 ACQUIRES COMUNITEL IN SPAIN

Stockholm – Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company today announced that it has acquired Comunitel, one of Spain’s largest alternative telecoms operators. This acquisition consolidates Tele2’s position in Spain as one of the incumbent’s main competitors.

Comunitel, founded in 1998, is a private company, majority owned by the ONI Group. It is located in Vigo and Madrid and has 467 employees. Tele2 has acquired 99.93% of Comunitel shares from ONI for €257 million, on a debt free basis. This acquisition is funded from Tele2’s existing cash resources and bank facilities.

At the end of 2004 Comunitel had 76,400 active customers, revenues of €174 million and an EBITDA of €11 million.

Comunitel is developing an extensive Unbundled Local Loop (ULL) infrastructure in Spain. It has unbundled 191 exchanges, covering approximately 50% and 30% of the business and residential markets respectively. Tele2’s objective is to increase this coverage significantly, making Tele2 one of the leading alternative telecoms operators in Spain.

It is estimated that the Spanish broadband market had a population penetration of 8% at the end of 2004. According to various sources, Spanish broadband population penetration is forecast to more than triple over the next few years, reaching 25% in 2009. Consequently, this acquisition enables Tele2 aggressively to attack the rapidly growing Spanish residential ADSL market.

In addition, Tele2 will now enter the Spanish corporate market using the expertise and reputation for high quality services that Comunitel has developed in this market segment. The combined entity will focus on delivering voice, broadband and corporate telecoms services to the residential market, SME’s and large corporations.

The combination of the residential and business segments, together with network synergies of some €14 million per year, significantly boosts Tele2’s competitive position in Spain.

The acquisition is subject to clearance from the Spanish anti-trust authorities.

Lars-Johan Jarnheimer, CEO of Tele2 said; “This acquisition shows the importance we attach to the Spanish market. It strengthens our position by lowering our costs, giving us significantly improved access to the residential market and, for the first time, access to the Spanish corporate and SME market. This acquisition is entirely consistent with our strategy: firstly to build a brand and customer base and then to seek to improve our competitive position by acquiring infrastructure, provided that it lowers our costs and enhances our product offerings. This is another important milestone in developing Tele2’s pan-European broadband proposition.”

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have 28.7 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   Chief Financial Officer

Date: July 22, 2005